





Andrew Gazdecki

Founder at Bizness Apps

Greater San Diego Area

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Bizness Apps

California State University, Chico

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500+ connections

Andrew Gazdecki wants to simplify small business. He is the founder and CEO of Bizness Apps — making mobile apps affordable and simple for small businesses. We're a do-it-yourself iPhone, iPad, Android & HTML5 app platform that allows any small business to simultaneously create, edit, and ma...

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Experience

Founder
Bizness Apps
Aug 2010 – Present • 7 yrs 10 mos
San Francisco, CA

Acquired by $1b PE firm Think3.

Bizness Apps is making mobile apps affordable and simple for small businesses. We're a do-it-yourself iPhone, iPad, Android & HTML5 app platform that allows any small business to simultaneously create, edit, and manage mobile apps and mobile websites online without any programming knowledge needed.

2014 - Inc. 500 #58 Fastest Growing Company
2015 - Inc. 500 #91 Fastest Growing Company
2017 - Inc. Magazine's 30 Under 30

Media (3)

Bizness Apps Acquired By Think3

After 500,000 /
New White-Lab



Advisor / Investor
Pocket Points, Inc.

Sep 2014 – Present • 3 yrs 9 mos



Official Member
Forbes Technology Council
Jan 2018 – Present • 5 mos

Media (2)

Why Progressive Web Apps Will Replace Native Mobile Apps 　　　How To Become



Contributing Writer
Entrepreneur Media
Mar 2016 – Present • 2 yrs 3 mos

Media (4)

Your Competitors Are Going Mobile -- Here's Why You Should Too 　　　7 Roles Every S



Contributing Writer
Inc. Magazine
Jan 2016 – Present • 2 yrs 5 mos

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Education



California State University, Chico
Bachelor, Business Marketing
2006 – 2010



CSU Chico
Business Marketing, Entrepreneurial and Small Business Operations

Relevant Course Work: Applied Strategic Decision Making, E-Marketing, Strategic Marketing Management, Distribution Systems & Channel Management, Consumer Behavior, Marketing Research, Business Law, Financial & Managerial Accounting, Corporate Finance, Service Marketing, B2B Marketing & Corporate Entrepreneurship



San Clemente High School

Skills & Endorsements

Entrepreneurship · 99+

 Endorsed by **Nick Macario and 15 others who are highly skilled at this**

 Endorsed by **26 of Andrew's colleagues at Bizness Apps**

Mobile Marketing · 99+

 Endorsed by **Lee Ann Price and 8 others who are highly skilled at this**

 Endorsed by **17 of Andrew's colleagues at Bizness Apps**

Mobile Applications · 99+

 Endorsed by **Charlie Whitfield, MBA and 9 others who are highly skilled at this**

 Endorsed by **22 of Andrew's colleagues at Bizness Apps**

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